ANNEX 2 — ANNOUNCEMENTS

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

Update — Routine announcements from
6 January to 3 February 2014

3 February 2014

National Grid plc (National Grid)

Voting Rights and Capital Update

National Grid’s registered capital as at 31 January 2014 consisted of 3,854,339,684 ordinary shares, of which 124,020,719 were held as treasury shares; leaving a balance of 3,730,318,965 shares with voting rights.

The figure of 3,730,318,965 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FCA Disclosure and Transparency Rules.

Contact: A Morgan, Assistant Company Secretary, (0207 004 3228).

National Grid plc (‘National Grid’)

23 January 2014

Notification of Directors’ Interests –reinvestment of interim dividend

Following payment of the National Grid interim 2013/14 dividend on 22 January 2014, National Grid received notification on 22 January 2014 that the following purchases of National Grid ordinary shares to reinvest dividends had been made on behalf of Sir Peter Gershon and Lady Eileen Gershon at a price of 794.438 pence per share; 135 on behalf of Sir Peter Gershon, 74 on behalf of Lady Eileen Gershon and 849 shares had been purchased jointly.

National Grid also received notification today, 23 January 2014, that a purchase of 288 National Grid ordinary shares had been made on behalf of Sir Peter Gershon at a price of 799.763p per share to reinvest dividends received.

These purchases have increased Sir Peter Gershon’s total interest in National Grid ordinary shares to 75,771.

Contact
Alice Morgan, Assistant Company Secretary
0207 004 3228

10 January 2014

National Grid plc (National Grid)

Notification of Major Interest in National Grid Ordinary Shares

National Grid has received a notification on Form TR-1 from The Capital Group Companies, Inc. that its total interest in National Grid voting ordinary shares was, at 8 January 2014, at 11.103%, a total of 414,173,676 shares (previously notified at 1 August 2013, at 10.9922%, a total of 403,430,699 shares).

This notice is in compliance with National Grid’s obligations under the Disclosure and Transparency Rules.

Alice Morgan
Assistant Company Secretary
0207 004 3228

National Grid plc (“NG”)

Tuesday 7th January 2014

Notification of Directors’ Interests

— —

NG SHARE INCENTIVE PLAN (the “SIP”)

Under the SIP, operated through Ogier Corporate Services (UK) Ltd as Trustee, employees may acquire NG ordinary shares by regular monthly contributions. The current monthly purchase of 34,513 NG ordinary shares, on 7 January, under the scheme has been confirmed by the Trustee today, at a price of 785.4284 pence per share, on behalf of some 3,000 participants.

The following Executive Directors of NG are beneficiaries of the shares purchased on their behalf:

Director	Shares purchased in SIP
Steven Holliday	16 Ordinary Shares

Andrew Bonfield	16 Ordinary Shares

The Directors total interests after these events are:

Director	Resulting total interest
Steven Holliday	2,324,831 Ordinary Shares

Andrew Bonfield	962,074 Ordinary Shares

— —
Contact: Robin Kerner, Assistant Secretary, Shareschemes (0207 004 3223).